UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 1-9482 CUSIP NUMBER 409900107
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	October 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Hancock Fabrics, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

One Fashion Way
Address of Principal Executive Office (Street and Number)

Baldwyn, MS 38824
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Form 10-Q for the quarter ended October 31, 2015 within the prescribed time period as the registrant has limited resources (including not having a permanent Chief Financial Officer) and requires additional time to prepare and review its financial statements, including the notes thereto and other related disclosures in its Form 10-Q for the quarter ended October 31, 2015. Such delay could not be eliminated by the registrant without unreasonable effort or expense. The registrant intends to file its form 10-Q on or before the extended deadline of December 21, 2015.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	O. Pierce Crockett	(662)	365-6000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes			☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates sales for the third quarter of 2015 to be $70.9 million compared to $72.0 million for the third quarter of 2014. Included in the sales results above are comparable online sales, which the registrant anticipates increased 15.8% to $2.0 million compared to $1.7 million for the third quarter of 2014. The registrant expects gross profit for the third quarter of 2015 to be 39.4% compared with 41.6% for the third quarter of 2014. The registrant expects net loss to be $3.6 million, or $0.17 per basic and diluted share for the third quarter of 2015 compared to net loss of $0.8 million, or $0.04 per basic and diluted share for the third quarter of 2014. The registrant experienced weaker sales and higher promotional activity in the third quarter of 2015 compared to the third quarter of 2014.

The financial results presented above are preliminary and are subject to completion of the registrant’s final financial closing procedures.  Moreover, this data has been prepared on the basis of currently available information. The registrant’s independent auditor has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the registrant’s financial results for the quarter ended October 31, 2015, and the registrant’s final data could differ materially from its preliminary data.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are not historical facts and reflect our current views regarding matters such as operations and financial performance. In general, forward-looking statements are identified by such words or phrases as “anticipates,” “believes,” “approximates,” “estimates,” “expects,” “intends” or “plans” or the negative of those words or other terminology. Forward-looking statements involve inherent risks and uncertainties; our actual results could differ materially from those expressed in our forward-looking statements.

The risks and uncertainties, either alone or in combination, that could cause our actual results to differ from those expressed in our forward-looking statements include, but are not limited to: our current cash resources might not be sufficient to meet our expected near-term cash needs; adverse economic conditions; intense competition and adverse discounting actions taken by competitors; our merchandising initiatives and marketing emphasis may not provide expected results; changes in customer demands and failure to manage inventory effectively; our inability to effectively implement our growth strategy; risks associated with obtaining merchandise from foreign suppliers; transportation industry challenges and rising fuel costs; delays or interruptions in the flow of merchandise between our suppliers and/or our distribution center and our stores; and those other risks that are discussed in the registrant’s Annual Report on Form 10-K filed with the SEC on May 1, 2015 under Item 1A. Risk Factors. Forward-looking statements speak only as of the date made, and neither the registrant nor its management undertakes any obligation to update or revise any forward-looking statement.

Hancock Fabrics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 15, 2015	By:	/s/ O. Pierce Crockett
O. Pierce Crockett Div. Vice President/Corporate Controller & Interim Chief Financial Officer

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